Exhibit 3.2

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION OF

ELASTIC N.V.

ARTICLES OF ASSOCIATION

1	DEFINITIONS AND INTERPRETATION.
1.1	Definitions.

In these articles of association, the following terms have the following meaning:

Annual Accounts	:	the Company’s annual accounts as referred to in article 2:361 BW;

Board	:	the board of directors of the Company;

Board Rules	:	the regulations adopted by the Board as referred to in article 7.1.4 of these articles of association;

Chief Executive Officer	:	the Executive Director designated as chief executive officer;

Chairman	:	the Chief Executive Officer or Lead Independent Director, as the case may be, with the title of Chairman;

Company	:	the Company to which these articles of association pertain;

BW	:	the Dutch Civil Code (Burgerlijk Wetboek);

Director	:	an Executive Director or Non-Executive Director;

Executive Director	:	a member of the Board appointed as executive director;

General Meeting	:	the corporate body that consists of Shareholders and all other Persons with Meeting Rights / the meeting in which Shareholders and all other Persons with Meeting Rights assemble;

Group Company	:	a group company of the Company as referred to in article 2:24b BW;

Lead Independent Director	:	the Non-Executive Director designated as lead independent director and who shall serve as the chair of the Board as referred to under Dutch law;

Management Report	:	the Company’s management report as referred to in article 2:391 BW;

Meeting Rights	:	the right, either in person or by proxy authorised in writing, to attend and address the General Meeting;

Non-Executive Director	:	a member of the Board appointed as non-executive director;

Ordinary Share	:	an ordinary share in the share capital of the Company;

Persons with Meeting Rights	:	Shareholders, holders of a right of usufruct with Meeting Rights and holders of a right of pledge with Meeting Rights;

Persons with Voting Rights	:	Shareholders with voting rights, holders of a right of usufruct with voting rights and holders of a right of pledge with voting rights;

Preference Share	:	a cumulative preference share in the share capital of the Company;

Record Date	:	the twenty-eighth day prior to the date of a General Meeting, or such other day as prescribed by law;

Shareholder	:	a holder of one or more Shares;

Share	:	an Ordinary Share or a Preference Share;

Subsidiary	:	a subsidiary of the Company as referred to in article 2:24a BW.

1.2	Construction.

Any reference to a gender includes all genders.

2	NAME, CORPORATE SEAT AND OBJECTS.

2.1	Name. Corporate seat.

2.1.1	The name of the Company is Elastic N.V.

2.1.2	Its corporate seat is in Amsterdam, the Netherlands.

2.2	Objects.

2.2.1	The Company’s objects are:

(a)	the exploitation of an enterprise with respect to the development of software;

(b)

to participate in, acquire, hold, operate, manage, finance, exchange and/or dispose of any interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;

(c)	to finance Subsidiaries and their enterprises, and to borrow from and lend money to Subsidiaries;

(d)	to acquire, exploit and dispose of registered property and other property;

(e)

to acquire, exploit and dispose of patents, trade names, trademarks, know-how, royalties and rights of intellectual and/or industrial property, as well as to grant licences to such rights and to acquire and exploit licences;

(f)

to furnish guarantees, provide security, warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of Group Companies or other parties; and

(g)	to perform all activities which are incidental to or which may be conducive to any of the foregoing.

3	SHARE CAPITAL.

3.1	Share structure.

3.1.1	The authorised share capital of the Company amounts to three million and three hundred thousand euro (EUR 3,300,000) and is divided into:
(a)	one hundred and sixty-five million (165,000,000) Ordinary Shares, each with a nominal value of one eurocent (EUR 0.01); and

(b)	one hundred and sixty-five million (165,000,000) Preference Shares, each with a nominal value of one eurocent (EUR 0.01).

3.1.2	The Shares are registered and numbered consecutively, the Ordinary Shares from 1 onwards and the Preference Shares from P1 onwards.

3.1.3	No share certificates shall be issued.

3.2	Issue of Shares.

3.2.1

Shares are issued pursuant to a Board resolution if the Board has been authorised to do so by a resolution of the General Meeting for a specific period with due observance of applicable statutory provisions. Such resolution of the General Meeting must state the number and class of the Shares that may be issued. The authorisation may be extended by specific consecutive periods with due observance of applicable statutory provisions. Unless otherwise stipulated at its grant, the authorisation may not be withdrawn.

3.2.2	If and insofar as the Board is not authorised as referred to in article 3.2.1, the General Meeting may resolve to issue Shares at the proposal of the Board.

3.2.3	Articles 3.2.1 and 3.2.2 equally apply to a grant of rights to subscribe for Shares, but do not apply to an issue of Shares to a person exercising a previously acquired right to subscribe for Shares.

3.3	Payment for Shares.

3.3.1

Ordinary Shares may only be issued against payment of the nominal value plus, if the Ordinary Share is subscribed for at a higher amount, the difference between these amounts. Ordinary Shares are issued in accordance with articles 2:80, 2:80a and 2:80b BW.

3.3.2

Preference Shares may be issued against payment of at least a quarter of the nominal value and in accordance with articles 2:80, 2:80a and 2:80b BW. Further payment on the Preference Shares must be made within one month after the Board has made a corresponding request in writing to the holder of Preference Shares concerned.

3.3.3	Payment on Shares must be made in cash if no alternative contribution has been agreed. Payment other than in cash must be made in accordance with the provisions in article 2:94b BW.

3.3.4

Ordinary Shares issued to (i) current or former employees of the Company or of a Group Company and (ii) current of former Directors to satisfy an obligation of the Company under an equity compensation plan of the Company may be paid up at the expense of the reserves of the Company.

3.3.5

Preference Shares issued to a Dutch foundation which objects include to promote the interests of the Company and the businesses maintained by the Company and the Group Companies, may be paid up at the expense of the reserves of the Company. If and when Preference Shares will be issued at the expense of the reserves of the Company, the full nominal value thereof must be paid-up.

3.3.6	Payment may be made in a currency other than the euro subject to the Company’s consent and in accordance with article 2:80a(3) BW.

3.3.7	The Board may perform legal acts as referred to in article 2:94 BW without the prior approval of the General Meeting.

3.4	Pre-emptive rights.

3.4.1

Upon the issue of Ordinary Shares, each holder of Ordinary Shares has a pre-emptive right to acquire newly issued Ordinary Shares in proportion to the aggregate amount of its Ordinary Shares. This pre-emptive right does not apply to:

(a)	Ordinary Shares issued to employees of the Company or of a Group Company;

(b)	Ordinary Shares that are issued against payment other than in cash; and

(c)	Ordinary Shares issued to a person exercising a previously acquired right to subscribe for Ordinary Shares.

No pre-emptive right shall exist with respect to the issue of Preference Shares and holders of Preference Shares have no pre-emptive right to acquire newly issued Ordinary Shares.

3.4.2

The Board may resolve to restrict or exclude pre-emptive rights if and insofar as the Board has been authorised to do so by the General Meeting for a specific period with due observance of applicable statutory provisions. This designation may be extended by specific consecutive periods with due observance of applicable statutory provisions. Unless otherwise stipulated at its grant, the authorisation may not be withdrawn.

3.4.3	If and insofar as the Board is not authorised as referred to in article 3.4.2, pre-emptive rights may be limited or excluded by a resolution of the General Meeting at the proposal of the Board.

A resolution of the General Meeting to limit or exclude pre-emptive rights and a resolution to authorise the Board as referred to in article 3.4.2 requires a two/thirds majority of the votes cast if less than one half of the issued share capital is represented at a General Meeting.

3.4.4	Subject to article 2:96a BW, when adopting a resolution to issue Ordinary Shares, the General Meeting or the Board determines how and during which period these pre-emptive rights may be exercised.

3.4.5	This article applies equally to a grant of rights to subscribe for Shares.

3.5	Joint ownership.

3.5.1	The persons jointly entitled to a joint ownership of Shares may only be represented vis-à-vis the Company by one person jointly designated by them in writing for that purpose.

The Board may, whether or not subject to certain conditions, grant an exemption from the first sentence of this article 3.5.1.

4	OWN SHARES AND CAPITAL REDUCTION.

4.1	Share repurchase. Disposal of Shares.

4.1.1

The Company may repurchase Shares against payment if and insofar as the General Meeting has authorised the Board to do so and with due observance of other applicable statutory provisions. This authorisation is valid for a specific period with due observance of applicable statutory provisions. The General Meeting determines in its authorisation how many Shares the Company may repurchase, in what manner and at what price range. Repurchase by the Company of partially paid-up Shares is null and void.

4.1.2

The authorisation of the General Meeting as referred to in article 4.1.1 is not required if the Company repurchases fully paid-up Shares for the purpose of transferring these Shares to employees of the Company or of a Group Company under any applicable equity compensation plan, provided that those Shares are quoted on an official list of a stock exchange.

4.2	Capital reduction.

4.2.1	The General Meeting may resolve at the proposal of the Board to reduce the issued share capital by (i) reducing the nominal value of Shares by amending the articles of association, or (ii) cancelling:

(a)	Shares held by the Company itself; or

(b)	all Shares of a specific class.

4.2.2	Partial repayment on Shares pursuant to a resolution to reduce their nominal value may only be made on the Shares of a specific class.

4.2.3

Cancellation of issued and outstanding Preference Shares that have not been paid up at the expense of the Company’s reserves shall take place against (i) the repayment of the amount paid-up on those Preference Shares, (ii) the payment of a dividend in accordance with articles 10.1 and 10.2 and (iii) a simultaneous release from the obligation to pay any further calls on the Preference Shares to the extent that the Preference Shares had not been fully paid-up.

4.2.4

Cancellation of issued and outstanding Preference Shares that have been paid up at the expense of the Company’s reserves shall take place against a payment of the dividend (or the time proportionate part thereof) as referred to in articles 10.1 and 10.2, but without repayment of the nominal value of the Preference Shares, which shall be added to the Company’s reserves.

4.3	Depositary receipts for Shares.

For the purpose of this article 4, “Shares” shall also include depositary receipts for Shares.

5	TRANSFER OF SHARES. SHARE TRANSFER RESTRICTIONS.

5.1	Transfer of Shares.

5.1.1

The transfer of a Share requires a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement by the Company of the transfer. Service of notice of the transfer deed or of a certified notarial copy or extract of that deed on the Company will be the equivalent of acknowledgement as stated in this article 5.1.1.

5.1.2

Article 5.1.1 applies mutatis mutandis to the creation of a limited right on a Share, provided that a pledge may also be created without acknowledgement by or service of notice on the Company, in which case article 3:239 BW applies and acknowledgement by or service of notice on the Company will replace the announcement referred to in article 3:239(3) BW.

5.1.3

The Board may resolve, with due observation of the statutory requirements, that articles 5.1.1 and 5.1.2 shall not apply to the Ordinary Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board. The laws of the State of New York, United States of America shall then apply to the property law aspects of such Ordinary Shares. Such resolution, as well as the revocation thereof, shall be made public as required by law and shall be made available for inspection at the Company’s office and the trade register.

5.2	Preference Shares transfer restrictions.

5.2.1

A Shareholder can transfer one or more of his Preference Shares with due observance of this article 5.2. This article 5.2 is not applicable to the extent the Company transfers any Preference Shares that it acquired.

5.2.2

A transfer of Preference Shares shall require the approval of the Board. The request for approval shall be made in writing and must specify the name and the address of the proposed transferee and the price or other consideration which the proposed transferee is willing to pay or give.

5.2.3

The Board shall resolve upon the request for approval within three months upon receipt of the request for approval. If the Board fails to resolve upon the request within this period and the transferor has not received from the Company a written notice rejecting the request, the approval of the transfer shall be deemed to have been granted.

5.2.4

The approval of the transfer shall also be deemed to have been granted if the Board has not designated one or several interested buyers who are willing and able to acquire against payment in cash all the Preference Shares to which the request for approval relates in the written notice rejecting the request, at a price to be determined in accordance with article 5.2.6.

5.2.5	The Company itself can only be a transferee with the consent of the transferor.

5.2.6

The Shareholder and the designated transferee(s) shall determine the price for the Preference Shares by mutual agreement. If they have not reached agreement on the price within two months after the date of the written notice of rejection which was combined with the designation of one or several interested buyers to whom the Preference Shares concerned may be transferred in accordance with the provisions of this article, that price shall then be determined by an expert to be appointed by the transferor and the Board by mutual agreement. If the Board and the transferor fail to reach such agreement within three months after the notice of rejection, the chairman of the Royal Netherlands Institute of Chartered Accountants (Koninklijke Nederlandse Beroepsorganisatie van Accountants) acting at the request of either of the parties, shall appoint an independent expert.

5.2.7

Upon the notification of the price determined by the independent expert, the transferor may decide to not transfer his Preference Shares to the designated transferee, provided he shall notify the Board of that decision within one month after he has been informed of the name(s) of the designated interested buyer(s) and of the price determined in the manner as described above.

5.2.8	The provisions of this article 5.2 shall apply mutatis mutandis to the assignment of Preference Shares in the event of a division of any joint holding.

6	SHAREHOLDERS REGISTER AND LIMITED RIGHTS ON SHARES.

6.1	Shareholders register.

6.1.1	The Board must keep a register of Shareholders. The register must be regularly updated.

6.1.2

Each Shareholder’s name, address and further information as required by law or considered appropriate by the Board are recorded in the shareholders register. Shareholders shall provide the Board with the necessary particulars in a timely fashion. Any consequences of not, or incorrectly, notifying such particulars will be the responsibility of the Shareholder concerned.

6.1.3

The register may be kept in several copies and in several places. Part of the shareholders register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

6.1.4	If a Shareholder so requests, the Board provides the Shareholder, free of charge, with written evidence of the information in the register concerning the Shares registered in the Shareholder’s name.

6.1.5

The provisions in articles 6.1.2 and 6.1.4 equally apply to holders of a right of usufruct or right of pledge on one or more Shares, with the exception of a holder of a right of pledge created without acknowledgement by or service of notice on the Company.

6.2	Right of Pledge.

6.2.1	Shares may be pledged.

6.2.2

If an Ordinary Share is encumbered with a right of pledge, the voting rights attached to that Ordinary Share shall vest in the Shareholder, unless at the creation of the pledge the voting rights have been granted to the pledgee. Holders of a right of pledge with voting rights have Meeting Rights.

6.2.3	If a Preference Share is encumbered with a right of pledge, the voting rights may not be granted to the pledgee.

6.2.4	Shareholders who as a result of a right of pledge do not have voting rights have Meeting Rights. Holders of a right of pledge without voting rights do not have Meeting Rights.

6.3	Right of Usufruct.

6.3.1	A right of usufruct may be created on Shares.

6.3.2

If a right of usufruct has been created on an Ordinary Share, the Shareholder holds the voting rights attached to that Ordinary Share, unless at the creation of the usufruct the voting rights were granted to the holder of the right of usufruct.

6.3.3	If a right of usufruct has been created on a Preference Share, the voting rights may not be granted to the holder of the right of usufruct.

6.3.4	Shareholders who as a result of a right of usufruct do not have voting rights have Meeting Rights. Holders of a right of usufruct without voting rights do not have Meeting Rights.

7	MANAGEMENT: ONE-TIER BOARD.

7.1	Board: composition and division of tasks.

7.1.1

The Company is managed by the Board. The Board consists of one or more Executive Directors and one or more Non-Executive Directors. The Board determines the number of Executive Directors and the number of Non-Executive Directors.

7.1.2

The Board will designate one of the Executive Directors as Chief Executive Officer for a period decided by the Board, provided that when there is only one Executive Director in office, such Executive Director shall automatically be the Chief Executive Officer.

The Board will designate one of the Non-Executive Directors as Lead Independent Director for a period decided by the Board.

The Board may designate one or more of its Non-Executive Directors as vice-chairman for a period decided by the Board. If the Lead Independent Director is absent or unwilling to take the chair, a vice-chairman is entrusted with the duties of the Lead Independent Director entrusted to him by the Board.

The Board may grant Directors such (additional) titles as the Board deems appropriate. The Board may grant the title Chairman to the Chief Executive Officer or to the Lead Independent Director. The Board may revoke titles granted to Directors at any time.

7.1.3

The Non-Executive Directors supervise (i) the Executive Director’s policy and performance of duties and (ii) the Company’s general affairs and its business, and render advice to the Executive Directors. The Non-Executive Directors furthermore perform any duties allocated to them under or pursuant to the law or these articles of association. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties.

7.1.4

With due observance of these articles of association the Board shall adopt regulations dealing with its internal organisation, the manner in which decisions are taken, the composition, the duties and organisation of committees and any other matters concerning the Board, the Executive Directors, the Non-Executive Directors and committees established by the Board.

7.1.5

The Board may allocate its duties and powers among the Directors by the Board Rules or otherwise in writing, provided that the following duties and powers may not be allocated to the Executive Directors:

(a)	supervising the performance of the Executive Directors;

(b)	making a nomination pursuant to article 7.2.1;

(c)	determining an Executive Director’s remuneration; and

(d)	instructing an auditor in accordance with article 9.2.2.

Directors may adopt legally valid resolutions with respect to matters that fall within the scope of the duties allocated to them by the Board Rules.

7.2	Board: appointment, suspension and dismissal.

7.2.1

Directors are appointed by the General Meeting on a binding nomination by the Board. A nomination by the Board shall state whether a person is nominated for appointment as Executive Director or Non-Executive Director.

7.2.2

The General Meeting may at all times overrule a binding nomination for the appointment of a Director by a two/thirds majority of the votes cast, representing more than one half of the issued share capital. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is overruled. A second General Meeting as referred to in article 2:120(3) BW cannot be convened.

If a binding nomination for the appointment of a Director is overruled, the Board may make a non-binding nomination for such vacancy. If such non-binding nomination is voted down by the General Meeting, the General Meeting shall be free to appoint a person to fill the vacancy in the Board. A resolution to appoint a Director other than at the proposal of the Board requires a two/thirds majority of the votes cast, representing more than one half of the issued share capital. A second General Meeting as referred to in article 2:120(3) BW cannot be convened.

7.2.3

A Director shall be appointed for a maximum period of three years, provided however that unless such Director has resigned at an earlier date, his term of office shall lapse ultimately immediately after the close of the first annual General Meeting held after three years have lapsed since his appointment. A Director may be reappointed with due observance of the preceding sentence. By resolution of the General Meeting at the proposal of the Board, the maximum period of three years may be deviated from. The Board may draw up a retirement schedule for the Directors.

7.2.4

At a General Meeting, a resolution to appoint a Director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that General Meeting or the explanatory notes thereto.

7.2.5

The General Meeting may at all times suspend or dismiss a Director. A resolution to suspend or dismiss a Director other than at the proposal of the Board requires a two/thirds majority of the votes cast, representing more than one half of the issued share capital. A second General Meeting as referred to in article 2:120(3) BW cannot be convened.

7.2.6	The Board may at any time suspend an Executive Director.

7.2.7

If a Director has been suspended, the Board shall convene a General Meeting to be held within three months after the suspension has taken effect for purposes of resolving either to dismiss the Director, with due observance of article 7.2.5, or to terminate or continue the suspension, failing which the suspension will lapse.

The suspended Director is entitled to be heard at the General Meeting.

7.2.8

If the seat of an Executive Director is vacant or upon the inability of an Executive Director to act, the remaining Executive Director or Executive Directors shall temporarily be entrusted with the executive management of the Company; provided that the Board may, however, provide for a temporary replacement. If the seats of all Executive Directors are vacant or upon the inability of all Executive Directors to act or the sole Executive Director, as the case may be, the executive management of the Company shall temporarily be entrusted to the Non-Executive Directors, provided that the Board may, however, provide for one or more temporary replacements.

7.2.9

If the seat of a Non-Executive Director is vacant or upon the inability of a Non-Executive Director to act, the remaining Non-Executive Director or Non-Executive Directors shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of that Non-Executive Director; provided that the Board may, however, provide for a temporary replacement. If the seats of all Non-Executive Directors are vacant or upon inability of all Non-Executive Directors to act or the sole Non-Executive Director, as the case may be, the General Meeting shall be authorised to temporarily entrust the performance of the duties and the exercise of the authorities of Non-Executive Directors to one or more other individuals.

7.2.10	A Director shall in any event be considered to be unable to act within the meaning of articles 7.2.8 and 7.2.9:

(a)	during the Director’s suspension;

(b)

during periods when the Company has not been able to contact the Director (including as a result of illness), provided that such period lasted longer than five consecutive days (or such other period as determined by the Board on the basis of the facts and circumstances at hand); or

(c)

subject to article 7.3.6, in the deliberations and decision-making process of the Board on matters in relation to which the Director has declared to have, or in relation to which the Board has established that the Director has, a conflict of interests as described in article 7.3.5.

7.3	Board: decision-making.

7.3.1

Meetings are held as often as the Lead Independent Director or the Chief Executive Officer or any two Directors jointly request, provided that there shall be at least four regularly scheduled Board meetings in each financial year.

7.3.2

The Board adopts its resolutions by a simple majority of the votes cast in a meeting at which a majority of the Directors entitled to vote are present or represented, unless the Board Rules provide otherwise.

Each Director may cast one vote in the decision-making of the Board. Blank votes, abstentions and invalid votes are regarded as votes that have not been cast.

In a tie vote, the proposal shall be rejected, unless the Board Rules provide otherwise.

7.3.3	A document stating that one or more resolutions have been adopted by the Board and signed by the chairman and secretary of the particular meeting constitutes valid proof of those resolutions.

7.3.4	At a meeting of the Board, a Director may only be represented by another Director holding a proxy in writing or in a reproducible manner by electronic means of communication.

7.3.5	A Director shall not participate in the deliberations and decision-making process if he has a direct or indirect personal conflict of interest with the Company and its associated business enterprise.

7.3.6

If the Board is unable to adopt a resolution as a result of all Directors being unable to participate in the deliberations and decision-making process due to a conflict of interest, the resolution may nevertheless be adopted by the Board and article 7.2.10 (c) and article 7.3.5 do not apply.

7.3.7

The approval of the General Meeting is required for resolutions of the Board regarding an important change in the identity or character of the Company or its associated business enterprise, including in any event:

(a)	the transfer of the business enterprise, or practically the entire business enterprise, to a third party;

(b)

concluding or cancelling a long-lasting cooperation of the Company or a Subsidiary with another legal person or company or as a fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to the Company; and

(c)

acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of the Company’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted Annual Accounts, by the Company or a Subsidiary.

7.3.8	The Executive Directors shall not participate in the deliberations and decision-making process regarding:

(a)	making a nomination pursuant to article 7.2.1;

(a)	determining an Executive Director’s remuneration; and

(b)	instructing an auditor in accordance with article 9.2.2.

7.3.9	Meetings of the Board can be held through telephone, videoconference or electronic communication.

7.3.10

The Board may also adopt resolutions without holding a meeting, provided that such resolutions are adopted in writing or in a reproducible manner by electronic means of communication, and all Directors entitled to vote consented to adopting the resolution without holding a meeting.

Articles 7.3.1, 7.3.2, 7.3.5, 7.3.6 and 7.3.8 equally apply to adoption by the Board of resolutions without holding a meeting.

7.4	Board: remuneration.

7.4.1	The Company has a policy in respect of the remuneration of the Board. The remuneration policy is adopted by the General Meeting at the proposal of the Board.

7.4.2

The remuneration of the Directors is determined by the Board in accordance with the remuneration policy adopted by the General Meeting, provided that the Executive Directors may not take part in the deliberations and decision-making concerning the remuneration of the Executive Directors.

7.4.3

A proposal with respect to remuneration schemes for the Directors in the form of Ordinary Shares or rights to subscribe for Ordinary Shares must be submitted by the Board to the General Meeting for its approval.

This proposal states at least the maximum number of Ordinary Shares or rights to subscribe for Ordinary Shares that may be granted to Directors and the criteria for making and amending such grants.

7.5	Representation.

7.5.1	The Board is authorised to represent the Company.

7.5.2	In addition, the Company may be represented by any Executive Director.

7.5.3

The Board may authorise one or more persons, whether or not employed by the Company, to represent the Company or authorise in a different manner one or more persons to represent the Company on a continuing basis.

7.6	Indemnity.

7.6.1	Unless Dutch law provides otherwise, current and former Directors are indemnified, held harmless and reimbursed by the Company for:

(a)	the reasonable costs of conducting a defence against claims resulting from an act or omission in performing their duties or in performing other duties the Company has asked them to fulfil;

(b)	any compensation or financial penalties they owe as a result of an act or omission as referred to in (a);

(c)	any amounts they owe under settlements they have reasonably entered into in connection with an act or omission as referred to in (a);

(d)	the reasonable costs of other proceedings in which they are involved as a current or former Director, except for proceedings in which they are primarily asserting their own claims; and

(e)	tax damage due to reimbursements in accordance with this article.

7.6.2	An indemnified person is not entitled to the reimbursement referred to in article 7.6.1 insofar as:

(a)

it has been established in a final and non-appealable decision of the competent court or, in the event of arbitration, of an arbitrator, that the act or omission of the indemnified person can be described as deliberate (opzettelijk), wilfully reckless (bewust roekeloos) or seriously culpable. In that case, the indemnified person must immediately repay the sums reimbursed by the Company, unless Dutch law provides otherwise or this would, in the given circumstances, be unacceptable according to standards of reasonableness and fairness; or

(b)	the costs or the capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses; or

(c)	the indemnified person failed to notify the Company as soon as possible of the costs or the capital losses or of the circumstances that could lead to the costs or capital losses.

7.6.3

The Company shall reimburse costs and capital losses immediately on receipt of an invoice or another document showing the costs or capital losses incurred by the indemnified person, on the condition that the indemnified person has undertaken in writing to repay these costs and reimbursements if a repayment obligation as referred to in article 7.6.2 arises.

7.6.4	The indemnified person shall comply with the Company’s instructions regarding the defence strategy and coordinate the defence strategy with the Company beforehand.

7.6.5	The Company may take out liability insurance for the benefit of the indemnified persons.

7.6.6	The Board may further implement this article 7.6.

7.6.7

This article may be amended without the consent of the indemnified persons, but the indemnity granted in this article will remain in force for claims for the reimbursement of costs and other payments as referred to in this article that resulted from an act or omission by the indemnified person in the period when the indemnity was in effect.

8	GENERAL MEETINGS.

8.1	Annual General Meetings.

8.1.1	General Meetings can be held in Amsterdam, Haarlemmermeer (Schiphol Airport), The Hague and Rotterdam.

8.1.2	The annual General Meeting shall be held each year, no later than six months after the end of the financial year of the Company.

8.1.3

The Board shall provide to the General Meeting any information it requests, unless this would be contrary to an overriding interest of the Company. If the Board invokes an overriding interest, the reasons for this must be explained.

8.2	General Meetings: convening meetings.

8.2.1	General Meetings are convened by the Board.

8.2.2

One or more holders of Shares and/or other Persons with Meeting Rights alone or jointly representing at least the percentage of the issued share capital as required by law may request the Board in writing or by electronic means to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that the General Meeting could be held within the relevant statutory period after the request, the requesting Person(s) with Meeting Rights may, at its/their request, be authorised by the preliminary relief judge of the district court to convene a General Meeting.

8.3	General Meetings: notice of meetings and agenda.

8.3.1

Notice of a General Meeting must be given by the Board with due observance of a notice period of at least such number of days prior to the day of the meeting as required by the law and in accordance with the law and the regulations of any stock exchange where Shares are quoted on the official list.

8.3.2

The Board may decide that the notice to a Person with Meeting Rights who agrees to an electronic notification, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the Company for such purpose.

8.3.3	The notice convening a meeting is issued in accordance with Dutch law and by a public announcement in electronic form which can be directly and continuously accessed until the General Meeting.

8.3.4

An item requested in writing by one or more Shareholders and/or other Persons with Meeting Rights solely or jointly representing at least the percentage of the issued share capital as required by law shall be included in the notice of the meeting or announced in the same manner, if the Company has received the request, including the reasons, no later than on the day prescribed by law. However, the Board has the right not to place proposals from persons mentioned above in this article 8.3.4 on the agenda if the Board judges them to be evidently not in the interest of the Company.

8.3.5

Requests as meant in articles 8.2.2 and 8.3.4 may be submitted electronically. The Board may attach conditions to requests referred to in the previous sentence, which conditions shall be posted on the website of the Company.

8.4	General Meetings: attending meetings.

8.4.1

Those Persons with Meeting Rights and those Persons with Voting Rights who are listed as such in a register designated for that purpose by the Board on the Record Date for a General Meeting, are deemed Persons with Meeting Rights or Persons with Voting Rights, respectively, for that General Meeting, regardless of who are entitled to the Shares at the time of the General Meeting.

8.4.2

In order to exercise the rights mentioned in article 8.4.1, the Persons with Meeting Rights shall notify the Company in writing of their intention to attend the General Meeting no later than on the day and in the manner mentioned in the notice convening the General Meeting.

8.4.3

The Board may decide that Persons with Voting Rights may, within a period prior to the General Meeting to be set by the Board, which period cannot begin prior to the Record Date, cast their votes electronically or by means of a letter in a manner to be decided by the Board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

8.4.4	The Board may resolve that the proceedings at the meeting may be observed by electronic means of communication.

8.4.5

The Board may decide that each Person with Meeting Rights has the right, in person or represented by a written proxy, to take part in, address and, to the extent he is entitled to vote, to vote at the General Meeting using electronic means of communication, provided that the Person with Meeting Rights can be identified via the same electronic means and is able to directly observe the proceedings and, to the extent he is entitled to vote, to vote at the meeting. The Board may attach conditions to the use of the electronic means of communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Rights and for the reliability and security of the communication. The conditions must be included in the notice convening the meeting and be published on the Company’s website.

8.4.6	Directors are authorised to attend the General Meeting and have an advisory vote in that capacity at the General Meeting.

8.4.7	The chairman of the General Meeting decides on all matters relating to admission to the General Meeting. The chairman of the General Meeting may admit third parties to the General Meeting.

8.4.8

The Company may direct that any person, before being admitted to a General Meeting, identify himself by means of a valid passport or other means of identification and/or should be submitted to such security arrangements as the Company may consider to be appropriate under the given circumstances.

8.4.9	The General Meeting may be conducted in a language other than the Dutch language, if so determined by the chairman of the General Meeting.

8.5	General Meetings: order of discussion, minutes.

8.5.1

The General Meeting is chaired by the Lead Independent Director or, if the Lead Independent Director is absent, by one of the other Directors designated for that purpose by the Board. The chairman of the General Meeting appoints the secretary of the General Meeting.

8.5.2

The chairman of the General Meeting determines the order of discussion in accordance with the agenda and may limit speaking time or take other measures to ensure that the meeting proceeds in an orderly manner.

8.5.3	All issues relating to the proceedings at or concerning the meeting are decided by the chairman of the General Meeting.

8.5.4

Minutes of the business transacted at the meeting must be kept by the secretary of the meeting, unless a notarial record of the General Meeting is prepared. Minutes of a General Meeting are adopted and subsequently signed by the chairman and the secretary of the General Meeting.

8.5.5	A written confirmation signed by the chairman of the meeting stating that the General Meeting has adopted a resolution constitutes valid proof of that resolution towards third parties.

8.6	General Meetings: decision-making.

8.6.1

Insofar the law or these articles of association do not prescribe a larger majority, the General Meeting adopts resolutions by a simple majority of votes cast in a General Meeting where at least one third of the issued and outstanding Shares are represented. A second General Meeting as referred to in article 2:120(3) BW cannot be convened.

8.6.2	Each Share confers the right to cast one vote at the General Meeting.

Blank votes, abstentions and invalid votes are regarded as votes that have not been cast.

8.6.3

No vote may be cast at the General Meeting for a Share held by the Company or one of its Subsidiaries or in respect of a Share for which any of them holds the depository receipts. Holders of a right of usufruct or a right of pledge on Shares belonging to the

Company or its Subsidiaries are not excluded from voting if the right of usufruct or the right of pledge was created before the Share concerned belonged to the Company or one of its Subsidiaries. The Company or a Subsidiary may not cast a vote in respect of a Share on which it holds a right of usufruct or a right of pledge.

8.6.4	The chairman of the General Meeting determines the method of voting.

8.6.5	The ruling by the chairman of the General Meeting on the outcome of a vote is decisive.

8.6.6	The chairman of the meeting shall decide in event of a tie.

8.6.7	All disputes concerning voting for which neither the law nor the articles of association provide a solution are decided by the chairman of the General Meeting.

8.7	Meetings of holders of Shares of a specific class.

8.7.1

Meetings of holders of Shares of a specific class must be held as frequently and whenever such a meeting is required by virtue or any statutory regulation or any regulation in these articles of association.

8.7.2	Articles 8.1.2 and 8.4.1 do not apply to a meeting of holders of Preference Shares.

8.7.3	Notwithstanding articles 8.7.2 and 8.7.4, the provisions of this chapter 8 apply mutatis mutandis to the meeting of holders of Shares of a specific class.

8.7.4

Meetings of holders of Preference Shares may be convened in accordance with article 8.3, provided that the notice is sent no later than on the sixth day prior to the day of the meeting. The percentage referred to in articles 8.2.2 and 8.3.4 relates to the Preference Shares only.

8.7.5

A meeting of holders of Preference Shares may adopt resolutions in writing if the proposal has been sent to all holders of Preference Shares in writing, none of them opposes this manner of decision-making and all holders of Preference Shares express themselves in favour of the proposal concerned.

9	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR.

9.1	Financial year. Annual reporting.

9.1.1	The Company’s financial year runs from the first day of May until the thirtieth day of April of the following year.

9.1.2

Each year, within the statutory period, the Board shall prepare Annual Accounts. The Annual Accounts must be accompanied by an auditor’s statement as referred to in article 9.2.1, the Management Report, and the additional information to the extent that this information is required.

9.1.3	The Annual Accounts must be signed by all Directors. If the signature of one or more of them is missing, this and the reasons for this must be disclosed.

9.1.4

The Company shall ensure that the Annual Accounts, the Management Report and the additional information referred to in article 9.1.2 are available at the Company’s address from the day of the notice of the General Meeting at which they are to be discussed.

The Persons with Meeting Rights may inspect these documents and obtain a copy free of charge.

9.1.5	The Annual Accounts are adopted by the General Meeting.

9.1.6	In the General Meeting where adoption of the Annual Accounts is discussed, a proposal to grant discharge to the members of the Board may be discussed as a separate item on the agenda.

9.2	Auditor.

9.2.1

The General Meeting instructs a statutory auditor to audit the Annual Accounts in accordance with article 2:393(3) BW. The instruction may be given to a firm in which chartered accountants work together. The Board shall nominate an auditor for instruction.

9.2.2	If the General Meeting fails to issue the instructions to the auditor, the Board is authorised to do so.

9.2.3

The instructions issued to the auditor may be revoked by the General Meeting and by the corporate body issuing the instructions. The instructions may only be revoked for valid reasons and in accordance with article 2:393(2) BW.

9.2.4	The auditor shall report the findings of the audit to the Board and present the results of the audit in a statement on the true and fair view provided by the Annual Accounts.

9.2.5	The Board may issue instructions (other than those referred to above) to the above auditor or to a different auditor at the Company’s expense.

10	PROFIT, LOSS AND DISTRIBUTIONS.

10.1	Profit and loss. Distributions on Shares.

10.1.1	Distribution of dividends pursuant to this article 10.1 will take place after the adoption of the Annual Accounts which show that the distribution is allowed.

10.1.2

The Company may make distributions on Shares only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law or the articles of association.

10.1.3	A dividend will be paid out of the profit, if available for distribution, first of all on the Preference Shares in accordance with this paragraph.

(a)

If the Preference Shares are fully paid up only at the expense of the Company’s reserves, the distribution will be one thousand euro (EUR 1,000) for the aggregate outstanding Preference Shares issued at the expense of the reserves. If Preference Shares have been paid up other than at the expense of the Company’s reserves, the dividend paid on the Preference Shares will be based on the percentage, mentioned immediately below, of the amount called up and paid up on the Preference Shares. The percentage referred to in the previous sentence shall be equal to the average of the three months EURIBOR during the period the Preference Shares are issued, unless this is a negative percentage, increased by a margin between one hundred and five hundred basis points. The margin shall be fixed by the Board in the financial year the Preference Shares are issued and in any event before a distribution becomes payable on such Preference Shares and each financial year thereafter as long as Preference Shares are issued and the margin shall depend on the prevailing market conditions. EURIBOR shall mean the Euro Interbank Offered Rate.

(b)

If in the financial year over which the aforesaid dividend is paid the amount called up and paid up on the Preference Shares has been reduced or, pursuant to a resolution to make a further call on those Preference Shares, has been increased, the dividend must be reduced or, if possible, increased by an amount equal to that percentage of the amount of the reduction or increase, as the case may be, calculated from the date of the reduction or, as the case may be, from the date when the further call on the Preference Shares was made.

(c)

If and to the extent that the profit is not sufficient to pay in full the dividend referred to under (a) and (b), the deficit will be paid to the debit of the reserves provided that doing so is not in violation of article 10.1.2.

(d)

If and to the extent that the dividend referred to in the first sentence of this article 10.1.3 cannot be paid to the debit of the reserves either, the profits earned in subsequent years will be applied first towards making to the holders of Preference Shares such payment as will fully clear the deficit before the provisions of the following paragraphs of this article can be applied. No further dividends on the Preference Shares may be paid than as stipulated in this article and in article 10.2. Interim dividends paid over any financial year in accordance with article 10.2 must be deducted from the dividend paid by virtue of this article 10.1.3.

(e)

If the profit earned in any financial year has been determined and in that financial year one or more Preference Shares have been cancelled, the persons who were the holders of those Preference Shares will have an inalienable right to payment of dividend as described below. The amount of profit, if available for distribution, to be distributed to the aforesaid persons will be equal to the amount of the dividend to which by virtue of the provision under (b) they would be entitled if on the date of determination of the profit they had still been the holders of the aforesaid Preference Shares, calculated on the basis of the period during which in the financial year concerned those persons were holders of those Preference Shares, this dividend to be reduced by the amount of any interim dividend paid in accordance with article 10.2.

(f)

If in the course of any financial year Preference Shares have been issued, with respect to that financial year the dividend to be paid on the Shares concerned will be reduced pro rata to the day of issue of those Preference Shares.

(g)

If the dividend percentage has been adjusted in the course of a financial year, then for the purposes of calculating the dividend over that financial year the applicable rate until the date of adjustment will be the percentage in force prior to that adjustment and the applicable rate after the date of adjustment will be the altered percentage.

10.1.4	The Board may determine that any amount remaining out of the profit after application of article 10.1.3 will be added to the reserves.

10.1.5	The profit remaining after application of articles 10.1.3 and 10.1.4 will be at the disposal of the General Meeting, provided that no further distribution shall be made on the Preference Shares.

10.1.6	The General Meeting may only resolve to distribute to the Shareholders a dividend in kind or in the form of Ordinary Shares at a proposal of the Board.

10.1.7

Subject to the other provisions of this article 10.1, the General Meeting may, on a proposal made by the Board, resolve to make distributions to the holders of Ordinary Shares to the debit of one or several reserves which the Company is not prohibited from distributing by virtue of the law or the articles of association.

10.1.8

For the purpose of calculating the amount of any dividend or distribution, Shares held by the Company shall not be taken into account. No dividends shall be paid to the Company on Shares held by the Company, unless those Shares are encumbered with a right of usufruct or a right of pledge.

10.2	Interim distributions.

10.2.1	The Board may resolve to make interim distributions on the Shares of a particular class if an interim statement of assets and liabilities shows that the requirement of article 10.1.2 has been met.

10.2.2

The interim statement of assets and liabilities referred to in article 10.2.1 relates to the condition of the assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published. This interim statement must be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved under the law and the articles of association must be included in the statement of assets and liabilities. It must be signed by the Directors. If one or more of their signatures are missing, this absence and the reason for this absence must be stated.

10.2.3

If all issued and outstanding Preference Shares are cancelled against repayment, on the day of that repayment a dividend will be paid, this dividend to be equal to the premium paid on the Preference Share concerned at its issue, increased by a distribution to be calculated in accordance with the provisions of article 10.1.3 and over the period over which until the date of repayment no earlier distribution as referred to in the first sentence of article 10.1.3 has been made, all this provided that the requirement of article 10.1.2 has been met as demonstrated by an interim statement of assets and liabilities as referred to article 10.2.2.

10.3	Notices and payments.

10.3.1

Any proposal for a distribution on Shares must immediately be published by the Board in accordance with the regulations of the stock exchange where the Shares are officially listed at the Company’s request. The notification must specify the date when and the manner in which the distribution will be payable or—in the case of a proposal for distribution—is expected to be made payable.

10.3.2	Distributions will be payable no later than thirty days after the date when they were declared, unless the Board determines a different date.

10.3.3

The persons entitled to a distribution shall be the relevant shareholders, holders of a right of usufruct on Shares and holders of a right of pledge on Shares, as relevant, at a date to be determined by the Board for that purpose. This date shall not be earlier than the date on which the distribution was announced.

10.3.4	Dividends which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to the Company and will be carried to the reserves.

10.3.5	The Board may determine that distributions on Shares will be made payable either in euro or in another currency.

11	AMENDMENT OF THE ARTICLES OF ASSOCIATION, DISSOLUTION AND LIQUIDATION.

11.1	Amendments to these articles of association. Dissolution.

11.1.1	A resolution to amend these articles of association or to dissolve the Company may only be adopted by the General Meeting at the proposal of the Board.

11.1.2

If a proposal to amend these articles of association is to be submitted to the General Meeting, it shall be so stated in the notice convening the meeting, and a copy of the proposal containing the text of the proposed amendment shall be held available at the Company’s office for inspection by every Shareholder and other Persons with Meeting Rights, from the date of the notice convening the meeting until the conclusion of such meeting.

11.2	Liquidation.

11.2.1	If the Company is dissolved, the liquidation is carried out by the Board, unless the General Meeting resolves otherwise.

11.2.2	These articles of association remain in force where possible during the liquidation.

11.2.3	The surplus assets of the Company remaining after satisfaction of its debts will be divided, in accordance with the provisions of article 2:23b BW, as follows:

(a)

Firstly, the holders of the Preference Shares will be paid, if possible, the nominal value amount of their Preference Shares or, if those Preference Shares are not fully paid up, the amount paid on those Preference Shares. Such payment to be increased by an amount equal to the percentage, referred to under (b) of article 10.1.3, of the amount called up and paid up on the Preference Shares, calculated over each year or part of a year in the period beginning on the day following the period over which the last dividend on the Preference Shares was paid and ending on the day of the distribution, as referred to in this article, made on Preference Shares; if the Company’s surplus assets are not sufficient to make the distributions as referred to in this subparagraph (a), these distributions will be made to the holders of the Preference Shares pro rata to the amounts that would be paid if the surplus assets were sufficient for distribution in full;

(b)

secondly, the balance, if any, remaining after the payments referred to under (a) will be for the benefit of the holders of Ordinary Shares in proportion to the nominal value amount of Ordinary Shares held by each of them.

11.2.4	Article 11.2.3 under (a) first sentence does not apply if all Preference Shares are issued at the expense of the reserves of the Company.